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                               November 30, 2023

       Ross Durr
       Senior Vice President
       San Juan Basin Royalty Trust
       2200 Post Oak Blvd., Floor 18
       Houston, TX 77056

                                                        Re: San Juan Basin
Royalty Trust
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 001-08032

       Dear Ross Durr:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Exhibit 32, page 29

   1.                                                   We note that the
Section 906 certification filed under Exhibit 32 to Form 10-K for the fiscal year ended
December 31, 2022 is not dated. Please file a full amendment with corrected
certifications and ensure that the certifications are currently dated and refer to the Form 10-K/A.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ross Durr
San Juan Basin Royalty Trust
November 30, 2023
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 with any questions.



FirstName LastNameRoss Durr                              Sincerely,
Comapany NameSan Juan Basin Royalty Trust
                                                         Division of
Corporation Finance
November 30, 2023 Page 2                                 Office of Real Estate
& Construction
FirstName LastName